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                                 TOM Online Inc.
                          8/F, Tower W3, Oriental Plaza
                           No. 1 Dong Chang An Avenue
                               Dong Cheng District
                                 Beijing 100738
                                      China

                                                                   April 2, 2004

Securities and Exchange Commission,
     450 Fifth Street, N.W.,
         Washington, DC 20549,
              U.S.A.

           Re:   TOM Online Inc. (the "Registrant") Registration
                 Statement on Form 8-A (File No. 001-32017)
                 ---------------------------------------------------

Ladies and Gentlemen:

         The undersigned Registrant hereby requests that the registration statement on Form 8-A (File No. 001-32017), as filed on February 27, 2004 (the "Original Form 8-A"), be withdrawn, effective immediately.

         The Original Form 8-A indicated that it was filed relating to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act. However, a registration statement on Form 8-A relating to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act should have been filed instead. Accordingly, we filed a registration statement on Form 8-A (File No. 000-50631) relating to the registration of a class of securities pursuant to Section 12(g) on March 9, 2004, and are making this request for the withdrawal of the Original Form 8-A.

         The Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

     Please direct any questions you may have concerning this application to Ms. Chun Wei (telephone: (852) 2826-8666; facsimile: (852) 2522-2280) of Sullivan & Cromwell LLP, 28th Floor, Nine Queen's Road Central, Hong Kong, counsel to the Registrant.

                                      * * *


                                        TOM Online Inc.




                                        By:       /s/  Xu Zhiming
                                                 -------------------------------

                                        Name:    Xu Zhiming
                                        Title:   Chief Operating Officer and
                                                 Executive Director